SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated March 17, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Canadian Payments Association renews IT contract with CGI

Toronto, Ontario, March 17, 2005 – The Canadian Payments Association (CPA), Canada’s operator of clearing and settlement systems, has chosen to renew its partnership with CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB) for a ten-year contract valued at CDN$23 million. As part of the contract, CGI will continue to provide mainframe hosting and telecommunications services as well as disaster recovery services for mission-critical systems. The CPA operates one of the most efficient, reliable payment systems in the world.

“We are pleased to continue our long-term relationship with CGI. Over the years they have made an important contribution to the CPA’s achievement of its system reliability targets and the enhancement of system resilience. Quality service delivery and near 100% availability are key to our success, as almost 20 million payment items per day are cleared through CPA systems,” said Marc Parent, vice-president, technology and chief information officer, CPA.

Douglas McCuaig, senior vice-president and general manager, GTA and Atlantic, CGI added: “By operating mission-critical information systems, we are playing a vital role in enabling the CPA to provide secure payment clearing systems for all Canadians. We are very proud of the work our team has done for the last ten years and will continue to do so until the year 2014.”

Also, the CPA has selected CGI for another project - to develop an Exchange Control System (ECS) as a key component of the CPA’s cheque imaging initiative. The ECS will be used by CPA member financial institutions who act as Direct Clearers and others in the exchange and routing of images and data as part of an industry-wide plan to modernize Canada’s cheque clearing system using image technology. The project includes the development and support of the ECS as well as a partnership between CGI and CPA whereby CGI will market this solution to financial institutions worldwide.

About the CPA

The CPA, created by an Act of Parliament in 1980, has a mandate to establish and operate national clearing and settlement systems, to facilitate the interaction of its systems with others involved in the exchange, clearing and settlement of payments and to facilitate the development of new payments methods and technologies.  Its current membership comprises virtually all of Canada's bank and non-bank deposit-taking financial institutions. In 2001, new legislation extended eligibility for CPA membership to include life insurance companies, securities dealers and money market mutual funds.  The CPA's systems clear and settle transactions averaging more than $140 billion each business day.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at December 31, 2004, CGI’s order backlog was CDN$13 billion (US$10.3 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson, vice-president, investor relations

(416) 945-3616

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: March 17, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary